Exhibit 12

Consent of Joshua Parsons
United States Securities and Exchange Commission
Ladies and Gentlemen:

I, Johsua Parsons, Professional Engineer (P.Eng.) and member of the Association of the Engineers and Geoscientists of British Columbia (EGBC), hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me relating to Mineral Reserves and Mineral Resources as it relates to the New Afton Mine that is of a scientific or technical nature contained therein for the financial year ended December 31, 2023.

Dated this 21 day of February, 2024

Yours truly,

/s/ Joshua Parsons
Name:	Joshua Parsons
P.Eng., member of EGBC